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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

NORTHERN OIL AND GAS, INC.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

665531 109

 (CUSIP Number)

Ross C. Formell, Esq.
Best & Flanagan LLP
225 South Sixth Street, Suite 4000
Minneapolis, Minnesota 55402
(612) 339-7121

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2007

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

CUSIP No. 665531 109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Ryan R. Gilbertson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 1,857,500

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,857,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,857,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.2%.

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

Common stock, Northern Oil and Gas, Inc., a Nevada corporation, 130 Lake Street West, Wayzata, MN 55391.

Item 2.	Identity and Background

	(a)	Name: Ryan R. Gilbertson
	(b)	Business address: 130 Lake Street West, Wayzata, Minnesota 55391
	(c)	Present principal occupation or employment: Chief Financial Officer and a Director of the Company
	(d)	During the last five years, Mr. Gilbertson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)
(e)
During the last five years, Mr. Gilbertson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

	(f)	Citizenship: U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of the Company were acquired as a result of a merger between the Company (formerly Kentex Petroleum, Inc.) and pre-merger Northern Oil and Gas, Inc., a Nevada corporation. The shares of pre-merger Northern Oil and Gas, Inc. were acquired with the reporting person’s personal funds.

Item 4.	Purpose of Transaction

Mr. Gilbertson acquired the shares of the Company’s common stock (described in Item 3 above) for investment purposes.

Subject to the ongoing evaluation of the Company as an investor and other than in connection with his responsibilities as an officer and director, currently Mr. Gilbertson has no plans or proposals which relate to or would result in any of the following, other than as discussed above:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, except in the ordinary course based on regular investment decisions;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) The following table sets forth the aggregate number and percentage of shares of the Company’s common stock beneficially owned by the Reporting Person herein:

Reporting Person	Shares Beneficially Owned (1)	Percentage (2)
Ryan R. Gilbertson	1,857,500	8.2%

(1) Consists of 407,500 shares of common stock held by Mr. Gilbertson directly and 1,450,000 shares owned by Crystal Bay Capital Consulting, LLC.
(2) Percentage calculation based on total number of outstanding shares of the Company’s common stock as of March 20, 2007. Shares of common stock that are issuable upon exercise of outstanding warrants or options, to the extent exercisable within 60 days, have been treated as outstanding for purposes of calculating percentage ownership.

(b) For the Reporting Person under paragraph (a), the following table sets forth the number of shares of the Issuer’s common stock as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct disposition.

Reporting Person	Sole Power to Vote	Shared Power to Vote	Sole Power of Disposition	Shared Power of Disposition
Ryan R. Gilbertson	1,857,500	0	1,857,500	0

Mr. Gilbertson is the controlling member of Crystal Bay Capital Consulting, LLC and, therefore, Mr. Gilbertson exercises the power to vote and to dispose of the 1,450,000 shares of the Company’s common stock beneficially it owns. The following information is the information required by Item 2 above for Crystal Bay Capital Consulting, LLC.

Place of Organization:	Minnesota

Principal Business:	Investment Banking

Address of Principal Office:	130 Lake Street West, Suite 300, Wayzata, MN 55391

(a) Crystal Bay Capital Consulting, LLC, including any of its members, within the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(b) Crystal Bay Capital Consulting, LLC, including its members, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

(c) For the information describing transactions in the Company’s common stock within the last sixty (60) days, see Item 3 above.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2007

Date
/s/ Ryan R. Gilbertson
Signature
Ryan R. Gilbertson
Name/Title